OMV Aktiengesellschaft

OMV Investor News

Results for Q3 and January–September 2005

05012993

November 22, 2005
7.00am (UK time) – 8.00am (CET)

82-3209

SUPPL

Strong Business Performance and Record Financial Results

- **Record financial performance: Clean EBIT at EUR 1.768 mn up by 205%; clean net income after minorities exceeded EUR 1 bn for the first time**
- **Reported EBIT at EUR 1,626 mn (9m/04: EUR 645 mn)**
- **Strong contribution from Petrom: Clean EBIT of EUR 639 mn; restructuring on track**
- **E&P and R&M divisions deliver strong performance, benefiting from high oil prices and refining margins**
- **Continuing positive cash flow leads to a net cash position at the end of September**
- **Group tax rate at 24% following reduced corporate tax rates in Austria and Romania**
- **Clean EPS after minorities at EUR 3.54, 155% higher than last year**
- **Significant steps taken to focus on core business: Sale of 50% stake in OMV's Chemical operations; sale of E&P assets in Australia, in Qatar and Ecuador; stake in Borealis increased to 35%**
- **Outlook: Successful implementation of growth strategy combined with a strong price and margin environment should drive OMV to a record financial performance in 2005**

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
690	203	240	EBIT	1,626	645	152	975
745	214	248	Clean EBIT	1,768	579	205	1,008
540	138	291	Net income	1,234	418	195	690
426	139	206	Net income after minorities	1,019	418	144	689
422	147	188	Clean net income after minorities	1,057	375	182	711
1.43	0.52	175	EPS in EUR	3.41	1.55	120	2.55
1.41	0.55	156	Clean EPS in EUR	3.54	1.39	155	2.64
821	394	108	Cash flow	1,806	898	101	1,039
2.75	1.47	87	CFPS in EUR	6.05	3.34	81	3.86

dlw 12/1

OMV

Wolfgang Ruttenstorfer, CEO of OMV

"In the course of this year we have made significant progress in streamlining our existing asset base. We have rationalized our E&P portfolio, deconsolidated our Chemicals activities, agreed the sale of our Polyfelt business and have increased our share in Borealis to 35%. Our well balanced portfolio and our strong presence in the region have allowed us to benefit fully from the favorable oil price and from strong refining margins. The Group reported a year to date clean EBIT of about EUR 1.8 bn, which tripled compared to last year, and clean net income after minorities exceeded EUR 1 bn for the first time. The strong contribution of Petrom shows clearly that we have successfully initiated the modernization process in Romania. The investments of the last three years will combine with a strong margin and price environment to drive the Group to a further record financial performance in 2005.

The financial results presented today validate the success of our growth strategy. OMV has achieved its 2008 target, of doubling the size of the Company, three years ahead of schedule. At our Capital Markets Day, held in Bucharest in October, we outlined our strategy until 2010 and have communicated our operational as well as financial targets for the Group and Petrom. We will continue to profitably grow the Company and aim to be the most successful company in capitalizing on the EU „growth belt" in oil and gas and securing the future supply through a strong upstream position."

Financial Highlights

Third Quarter 2005 (Q3/05)

High oil prices and healthy refining margins led to a strong performance in the segments Exploration and Production (E&P), Refining and Marketing (R&M), as well as in Petrom. The Group's **EBIT** in Q3/05 grew by 240% to EUR 690 mn and **net income after minorities** of EUR 426 mn, an increase of 206% compared to Q3/04. **Clean EBIT** rose by 248% to EUR 745 mn after excluding special personnel related costs in particular a further provision of EUR 55 mn, which was made for restructuring in Petrom. **Clean net income after minorities** showed an increase of 188% to EUR 422 mn. **Clean EPS** after minorities were EUR 1.41, 156% higher than last year.

January–September 2005 (9m/05)

Helped by a strong market environment, the Group's **EBIT** grew by 152% to EUR 1,626 mn and **net income after minorities** of EUR 1,019 mn increased by 144% compared to the first nine months of 2004. The Group's 9m **clean EBIT** was EUR 1,768 mn and tripled compared to last year, after excluding special personnel related costs and provisions booked for Petrom's restructuring program. **Clean net income after minorities** showed an increase of 182% to EUR 1,057 mn, helped by a strong contribution from equity investments. **Clean EPS** after minorities was EUR 3.54, 155% higher than last year.

Segmental Highlights in Q3/05

E&P: Expansion of exploration activities in Yemen and Atlantic Margin; bidding agreement signed for offshore Ukraine; oil discovery in Yemen; Qatar and Ecuador assets sold.

R&M: 8 week steam-cracker turnaround and expansion of the ethylene and propylene capacity from 650,000 t to 900,000 t in Schwechat successfully completed.

Chemicals: Disposal of a 50% stake of AMI to core OMV shareholder IPIC; as of Q3 reported at equity and therefore no longer shown in EBIT.

Petrom: New upstream service contracts with Petromservice agreed until 2012; agreement to acquire Rafiserv with the aim to modernize the refining maintenance.

Key Figures

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
4,015	2,651	51	Sales [1]	11,018	6,981	58	9,829
690	203	240	EBIT	1,626	645	152	975
745	214	248	Clean EBIT [2]	1,768	579	205	1,008
680	214	218	Income from ordinary activities	1,591	642	148	1,015
540	138	291	Net income	1,234	418	195	690
426	139	206	Net income after minorities	1,019	418	144	689
422	147	188	Clean net income after minorities [2]	1,057	375	182	711
1.43	0.52	175	EPS in EUR	3.41	1.55	120	2.55
1.41	0.55	156	Clean EPS in EUR	3.54	1.39	155	2.64
821	394	108	Cash flow from operating activities	1,806	898	101	1,039
2.75	1.47	87	CFPS in EUR	6.05	3.34	81	3.86
–	–	–	ROfA (%)	31.9	22.2	44	23.9[3]
–	–	–	ROACE (%)	23.1	13.8	67	15.4[3]
–	–	–	ROE (%)	24.3	18.3	33	24.6[3]

[1] sales excluding petroleum excise tax

[2] adjusted for special, non-recurring items, figures 2005 exclude result from discontinued operations

[3] calculation based on figures excluding Petrom

Economic Environment: Oil Prices and Exchange Rates

Q3/05	Q3/04	Δ%		9m/05	9m/04	Δ%	2004
61.55	41.54	48	Average Brent price in USD/bbl	53.54	36.29	48	38.22
57.39	37.41	53	Average Urals price in USD/bbl	49.81	33.02	48	34.45
1.220	1.222	0	Average EUR/USD FX rate	1.263	1.226	3	1.242
3.525	4.099	(14)	Average EUR/RON FX rate	3.615	4.074	(11)	4.051
2.890	3.355	(14)	Average RON/USD FX rate	2.863	3.324	(14)	3.261

World crude demand in the first 9 months of 2005 increased by 1.1 mn bbl/d or 1.3%. This increase was mainly due to high demand from non OECD countries. On the supply side, **world crude production** increased by 1.5 mn bbl/d or 2.1% to 84.2 mn bbl/d, indicating an inventory build of 1.5 mn bbl/d. OPEC countries raised their production of crude and NGL to 34 mn bbl/d or 41% market share, while Gulf of Mexico production was down by 1.5 mn bbl/d due to hurricanes.

Crude prices continued to rise during 2005 and oil prices hit new records several times. Brent climbed to USD 67.33/bbl on August 12 — an increase of about USD 30/bbl from the start of the year. The average price for Brent increased by 48%. The price as of September 30, 2005 was USD 62.05/bbl. Rotterdam petroleum **product prices** surged at times, and average prices for the period were 30–50% up year on year.

The **US dollar (USD)** retreated by 11% in 2005. Average euro exchange rate now only 3% higher year on year, meaning that this effect is no longer cushioning product price rises as it did last year. The **Romanian Lei (RON)** strengthened by 11% against the EUR since the beginning of this year, the rate as of September 30 was 3.560 for EUR 1.


220%
200%
180%
160%
140%
120%
100%
80%
Q3/04
Q4/04
Q1/05
Q2/05
Q3/05
Brent
EUR/USD
EUR/RON

Business segments: Exploration and Production (E&P)

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
303.74	229.85	32	Segment sales	936.71	696.75	34	982.79
207.47	85.71	142	EBIT	564.67	362.25	56	468.80
(0.67)	13.28	(105)	Special items [1]	10.00	(68.52)	(115)	(21.25)
206.80	98.99	109	Clean EBIT [1]	574.67	293.73	96	447.55

[1] Special items in Q3/05 and 9m/05 relate to personnel restructuring and other personnel related positions

Q3/05	Q3/04	Δ%	Key performance indicators	9m/05	9m/04	Δ%	2004
10.3	10.9	(6)	Total hydrocarbon production in mn boe	33.1	34.5	(4)	45.9
112,000	119,000	(6)	Total hydrocarbon production in boe/d	121,000	126,000	(4)	125,000
6.7	6.7	0	Crude oil and NGL production in mn bbl	20.1	21.1	(4)	27.7
21.9	25.7	(15)	Natural gas production in bcf	77.5	80.5	(4)	109.3
61.55	41.54	48	Average Brent price in USD/bbl	53.54	36.29	48	38.22
57.88	36.80	57	Average realized crude price in USD/bbl	48.94	32.86	49	33.77
31.66	25.07	26	Exploration expenditure in EUR mn	72.36	70.61	2	95.71
24.53	18.53	32	Exploration expenses in EUR mn	56.37	54.14	4	68.01
6.27	5.10	23	OPEX in USD/boe	5.92	5.46	8	5.61

Third Quarter 2005 (Q3/05)

The 2004 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 85.71 mn from the previously reported EUR 109.05 mn according to ACC.

Segment sales increased by 32%, mainly as a result of higher oil prices. The Company's average **realized crude price** showed an increase of 57%. The differential between Brent and the realized crude price was USD 3.67/bbl. The Group's average realized gas price increased by 15%, reflecting the stronger international price-environment.

EBIT more than doubled compared to Q3/04, mainly due to increased oil and gas prices and lower hedging expenses. The USD strengthened in the course of the quarter and for the first time this year the EUR/USD exchange rate was slightly below the level of 2004. Hedging expenses, which are now marked to market in line with IFRS, were EUR 2.94 mn.

Clean EBIT was up by 109% compared to last year's quarter, as in Q3/04 special charges from extraordinary write offs were included.

Production costs excluding royalties (OPEX) in USD/boe increased by 23% because of allocating total production costs to lower production volumes. Due to the exchange rate stability, OPEX in EUR terms also increased by 23% compared to last year's level.

Exploration expenditure exceeded Q3/04 by 26%, due to an overall increase in activities. Compared to the low level of Q2/05, exploration expenditures more than doubled mainly due to exploration activities stepped up in Austria, the UK, Libya, Tunisia and Iran.

Total production of oil, NGL (natural gas liquids) and gas decreased by 6%. **Oil and NGL production** was at last year's level. **Gas production** declined compared to both Q2/05 and Q3/04 to 21.89 bcf or 0.59 bcm, primarily due to the sale of the Australian gas assets in Q2/05 and a scheduled maintenance stop in the Austrian gas treatment plant.

On July 13, OMV signed an agreement to cooperate in the bidding process for a production sharing agreement for exploration and production in offshore Ukraine in the Black Sea region, which is located between the Ukrainian/Romanian border and the Crimean peninsula.

On August 16, OMV, announced another oil discovery in Block S2 (Al Uqlah) in Yemen which tested at a stable flow rate of 500 bbl/day. This was the third oil discovery in Block S2. On November 11 a further oil discovery in Block S2 was announced. The OMV operated Al-Nilam-ST1 well, tested at a stable flow rate of 1,800 bbl/day. The secondary target, tested at a flow rate of 200 bbl/day. This follows the successful test of the Habban-1 well. The commercial potential of the block is being evaluated.

OMV further announced the signing of a new Production Sharing Agreement in Yemen, which enables OMV to conduct exploration and production activities as operator in Block 2 (Al Mabar), close to the OMV operated Block S2, where OMV has already discovered oil.

On August 17, OMV (IRELAND) Exploration GmbH, was awarded a new exploration licence. The new licence 2/05, where OMV has a 10% interest, is located off the North West coast of Ireland and covers four blocks in an area of 932 km^2. The new licence is adjacent to licence 2/94 and contains the 2002 Dooish discovery, which is under evaluation.

On August 23, a sales agreement for blocks 12 and 13 in Qatar was signed with Marubeni Corporation of Japan. The sale comprises non-operated working interests of 7.5% in the producing Block 12 Al Rayyan Field and in the exploration Block 13. OMV 's share of production was about 1,000 bbl/d. The deal will take commercial effect dating from January 1, 2005.

Further operational highlights include the award of four exploration licences to OMV (U.K.) Limited on September 8. The licence awards cover five blocks which are located in the Atlantic Ocean to the West of the Shetland Islands. The new blocks allow synergies with our already existing portfolio: Block 204/14b, where OMV acts as operator is close to existing OMV interests, the Suilven discovery, and the producing Schiehallion field. The four other awarded blocks are close to OMV's interests in the Rosebank/Lochnagar discovery.

On September 19, OMV further announced the discovery of oil and gas reserves in the UK North Sea. Together with its partners Nexen (operator), Paladin and Oilexco, a well was drilled in July 2005 some 220 km North-East of Aberdeen. The well flowed up to 1,500 boe/d on test. The oil gravity is approximately 25 degree API. The well data is being evaluated to establish commerciality.

As part of E&P portfolio rationalization OMV sold its E&P assets in Ecuador to its Joint Venture Partners Perenco and Burlington Resources. The Sale and Purchase Agreement (SPA) was signed on September 7. The SPA is conditional upon receipt of approvals by the Government of Ecuador and Ecuador's national oil company Petroecuador. OMV's share of production was some 5,000 bbl/d. The Ecuador assets comprise non-operated working interests of 25% and 17.5% in the producing Blocks 7 and 21 respectively, and a 17.5% interest in Ecuador Pipeline Holdings Ltd.

On October 3, OMV announced its 5th and on November 7 its 6th oil discovery in Block NC 186 in southern Sahara Desert in Libya. Two out of the six discovered fields in Block NC 186 – the A and D fields – were brought on stream over the past two years, with current production of 48,000 bbl/d. Fast track development is planned for the other four discovered fields in the Block – B, H, I, and J fields.

On November 18, OMV announced, that the Maari joint venture in which OMV holds a 69% interest has approved the field development plan for the Maari oil field. OMV as the operator together with its partners expect first oil for March/April 2008, with a daily plateau production rate of 35,000 bbl.

January–September 2005 (9m/05)

The 2004 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 362.52 mn from the previously reported EUR 386.36 mn according to ACC for the nine months of this year.

Segment sales increased 34% resulting from higher oil prices and slightly increased sales volumes. The steadily increasing average **realized crude price** exceeded last year's level by 49%. The differential between Brent and the realized crude price was USD 4.60/bbl. The Group's average realized gas price increased by 18%, due to higher domestic and international gas prices.

Due to the continuing rise in oil and gas prices during 2005, **EBIT** exceeded the high level of 9m/04 which included the special earnings from the disposal of the Sudan assets in Q2/04. In 9m/05 special expenses mainly related to special charges arising from personnel restructuring. This led to **clean EBIT** being 96% ahead of last year's level.

Despite the gradually recovering USD, the average **EUR/USD exchange** rate was above last year for the first nine months, which adversely impacted results. **Hedging expenses** were EUR 18.50 mn. **Production costs** excluding royalties (OPEX) increased by 8%, partly resulting from the weaker USD but also as a consequence of lower production rates. In EUR terms that resulted in an increase of 5% compared to last year's level. **Exploration expenditures** were almost at last year's level, a 2% increase.

Total production of oil, NGL and gas declined by 4%. **Oil and NGL production** was also 4% below last year's level, mainly due to the sale of the Cabimas oil field last year resulting in lower production volumes this year, despite higher volumes in Libya and the UK. **Gas production** slightly decreased to 77.53 bcf or 2.08 bcm, primarily due to sale of the Australian gas assets notwithstanding increases in the Pakistan production volumes.

Refining and Marketing (R&M)

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
3,233.62	2,355.50	37	Segment sales	8,404.73	5,907.17	42	8,384.52
212.36	119.80	77	EBIT	555.20	255.78	117	480.82
(23.38)	31.40	–	thereof petrochemicals	80.84	70.82	14	93.69
0.85	(0.47)	–	Special items [1]	10.91	10.00	9	30.93
213.21	119.33	79	Clean EBIT [1]	566.11	265.78	113	511.75

[1] Special items in Q3/05 and 9m/05 mainly relate to personnel restructuring and other personnel related positions

Q3/05	Q3/04	Δ%	Key performance indicators	9m/05	9m/04	Δ%	2004
5.44	3.85	41	Schwechat refining margin ex Rotterdam (OMV yield) in USD/bbl	4.00	3.67	9	4.05
7.13	-	-	OMV refining margin west	6.26	-	-	-
4.07	4.76	(15)	Total refining input in mn t	13.38	13.24	1	18.06
94	99	(5)	Utilization rate refineries in %	94	92	2	94
4.22	4.37	(3)	Total refining output in mn t	12.16	11.98	2	16.25
0.25	0.43	(42)	thereof petrochemicals in mn t	1.08	1.24	(13)	1.65
3.45	3.16	9	Marketing sales volumes in mn t	9.34	8.54	9	11.68
1,794	1,794	0	Marketing retail stations	1,794	1,794	0	1,773
1,374	1,413	(3)	thereof: Cluster 1	1,374	1,413	(3)	1,374
571	*616*	–	*Austria*	*571*	*616*	–	*580*
146	*144*	–	*Czech Republic*	*146*	*144*	–	*145*
395	*384*	–	*Germany*	*395*	*384*	–	*383*
164	*170*	–	*Hungary*	*164*	*170*	–	*168*
98	*99*	–	*Slovak Republic*	*98*	*99*	–	*98*
165	146	13	thereof: Cluster 2	165	146	13	157
72	*67*	–	*Bulgaria*	*72*	*67*	–	*69*
70	*62*	–	*Romania*	*70*	*62*	–	*68*
23	*17*	–	*Serbia-Montenegro*	*23*	*17*	–	*20*
255	235	9	thereof: Cluster 3	255	235	9	242
14	*10*	–	*Bosnia and Herzegovina*	*14*	*10*	–	*12*
40	*34*	–	*Croatia*	*40*	*34*	–	*36*
98	*88*	–	*Italy*	*98*	*88*	–	*91*
103	*103*	–	*Slovenia*	*103*	*103*	–	*103*

Third Quarter 2005 (Q3/05)

The Q3/04 sales and EBIT figures have been adjusted according to IFRS, thereby resulting in an EBIT of EUR 119.80 mn from the previously reported EUR 160.87 mn, according to ACC mainly due to different accounting treatment of hedging and inventory valuation.

R&M **segment sales** increased by 37% mainly due to higher sales volumes in Marketing, as well as higher product prices.

EBIT increased by 77%, reflecting a stronger bulk refining result as well as an improved Marketing result and despite a negative petrochemicals contribution. The new OMV refining margin west was USD 7.13/bbl. The spread between light and heavy crude (USD 4.20/bbl vs. USD 4.13/bbl in Q3/04) was stable at an above average level. In 2004, 14% of refinery production had been hedged for the period Q1/05 to Q3/05. Due to the favorable market environment driven by hurricane Katrina at the end of August, EUR 14.87 mn hedging expenses for refining margins were

accounted for in Q3/05. As of October 1, 2005 there are no further hedges on refinery production outstanding. Despite high oil and product prices the Marketing business profited from slightly recovering margins, higher volumes and higher contributions of the non-oil-business across our markets.

Compared to Q2/05, EBIT was down by 9% (Q2/05: EUR 232.23 mn) mainly due to the AC and FCC turnaround in Schwechat lasting from August until end of September, poor olefin margins and higher hedging expenses (Q2/05: EUR 3.65 mn). Improved bulk refining margins and slightly higher marketing margins as well as higher volumes could not compensate the above mentioned negative influence of the petrochemical business. The light/heavy spread was higher by more than USD 1/bbl which mitigated these effects slightly.

Clean EBIT, which reflects adjustments for personnel restructuring and other personnel related costs, increased by 79% compared to Q3/04.

Petrochemicals sales volumes decreased by 42%. This was due to the scheduled 8 week steam-cracker turnaround in Schwechat beginning at the end of July. During this stop, the cracker unit was upgraded to increase the ethylene and propylene capacity from 650,000 t to 900,000 t. Simultaneously, Borealis, one of the world's leading plastics manufacturers, increased capacity in its adjacent plant to approximately 1 mn t per year. Through this EUR 200 mn investment for each party, Schwechat became a leading location for plastics in Europe. The one time adverse profit effect of this expansion is estimated to be about EUR 50 mn and includes the negative impact on contribution margin and additional maintenance costs. Capacity of petrochemicals is being stepped up gradually and should reach full capacity by mid 2006. However, margins decreased by 31% due to reduced West-European Contract Prices (WECP) for Ethylene and Propylene, whereas naphtha prices soared driven by rising oil prices. The EBIT contribution of basic petrochemicals therefore turned negative in Q3/05.

OMV's **refining input** decreased by 15% due to the turnaround in Schwechat. This explains the overall **capacity utilization** decreased to 94%.

Total **refining output** decreased by 3%, mainly due to lower volumes from Schwechat.

The Company's **Marketing** volumes have grown by 9%, driven by higher commercial volumes and even stronger retail volumes. Throughput per station has increased as the number of filling stations across our markets remained stable.

As of September 30, 2005, OMV's **retail network excluding Petrom** totaled 1,794 stations in operation. In Q3/05 OMV added 23 stations to the portfolio and 16 outlets were closed. Including 672 stations from Petrom, the total number of outlets increased to 2,466. The quality of our retail network was improved further as the number of retail stations with VIVA convenience stores increased to 787 (Q3/04: 724) and the number of Vienna Cafes reached 166 (Q3/04: 143).

An operational highlight after Q3/05 was the signing of an agreement with BP to acquire 70 high-quality Aral service stations in the Czech Republic on October 5. This moved OMV to No. 1 in the Czech filling station market.

On October 11, OMV sold its wholly owned subsidiary Polyfelt GmbH to the Dutch multinational Royal Ten Cate. The sales proceeds including transferred net debt amounts to EUR 70 mn. Closing is expected to take place by the end of this year.

On October 14, OMV and IPIC completed the acquisition of Statoil's 50%-share in Borealis. OMV now holds 35% and IPIC the remaining 65% in Borealis. The purchase price was EUR 920 mn, of which OMV's share was EUR 184 mn.

January–September 2005 (9m/05)

The 9m/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 255.78 mn from the previously reported EUR 314.68 mn according to ACC mainly due to different accounting treatment of hedging and inventory valuation.

R&M **segment sales** increased by 42% mainly due to higher product prices and higher sales volumes in Refining and in Marketing.

EBIT increased by 117%, reflecting a more than doubled bulk refining result, higher Marketing contributions and an improved petrochemicals result. The new OMV refining margin west was USD 6.26/bbl. Strong refining margins in Germany, due to middle-distillates, resulted in a higher EBIT contribution from Germany. The spread between light and heavy crude (USD 3.91/bbl vs. USD 3.32/bbl in 9m/04) was moderately higher. In 2004 14% of refinery production had been hedged

for the period Q1/05 to Q3/05. Due to the favorable market environment, EUR 59.74 mn hedging expenses for refining margins were accounted for in 9m/05. Currently there are no hedges on refinery production any more. Despite high oil and product prices the Marketing business profited from recovering margins and higher volumes in the retail and commercial business as well as higher contributions of the non-oil-business across our markets. **Clean EBIT**, which mainly reflects adjustments for personnel restructuring and other personnel related costs, increased by 113%.

Petrochemicals sales volumes decreased by 13% due to the steam-cracker turnaround in Schwechat in Q3/05, whereas higher prices increased margins by 12%. Therefore, the EBIT contribution of basic petrochemicals increased by 14%.

OMV's total **refining input** increased by 1% as lower volumes in Q3/05 due to the petrochemical turnaround in Schwechat were balanced by a refinery-stop in Schwechat in Q2/04. Therefore, overall **capacity utilization** increased to 94%.

Total **refining output** increased by 2%, mainly because of higher volumes from Schwechat.

The Company's **Marketing** sales volumes have grown by 9%, driven by higher commercial volumes and retail volumes across our markets.

Gas

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
180.10	137.60	31	Segment sales	558.04	540.73	3	736.31
15.28	14.13	8	EBIT	46.25	52.76	(12)	76.38
0.72	0.09	700	Special items [1]	2.27	0.27	741	0.52
16.00	14.22	12	Clean EBIT [1]	48.52	53.03	(9)	76.90

[1] Charges are added to and revenues are deducted from EBIT

Q3/05	Q3/04	Δ%	Key performance indicators	9m/05	9m/04	Δ%	2004
1.41	1.60	(12)	Combined gas sales volumes in bcm	6.01	5.96	1	8.40
1.37	1.72	(20)	Contracted gas storage volume for third parties in bcm	1.40	1.72	(19)	1.75
1,531	1,494	2	Total gas transportation capacity sold in mn cbm/h*km	1,531	1,493	3	1,491

Third Quarter 2005 (Q3/05)

The Q3/04 sales and EBIT figures have been adjusted according to IFRS leading to an EBIT of EUR 14.13 mn from the previously reported EUR 18.00 mn, according to ACC, with the changes mainly affecting the transport business.

Segment sales slightly exceeded last quarter's level and showed an in increase by 31% compared to Q3/04.

EBIT increased by 8% compared to Q3/04. This increase mainly derives from the businesses supply and transport. The **supply business** benefited from higher import volumes and partly from higher price levels. The **transport business** profited from revenues for projects completed on the TAG pipeline in 2004 and from slightly higher operating revenues. The **storage business** suffered from the expiration of some long-term storage contracts. This effect was partly compensated by lower maintenance costs for a storage revamp.

EBIT increased by 35% compared to Q2/05. This is a result from a reallocation of certain personnel related costs in Q3.

Special charges in Q3/05 amounted to EUR 0.72 mn, thus **clean EBIT** increased by 12% compared to Q3/04.

The total gas **transportation capacity sold** increased by 2%, mainly due to the expansion of the TAG pipeline capacity.

Contracted long-term storage volumes of natural gas held for OMV customers declined by 20%. Some of the long-term storage contracts have been terminated this year due to the increasing cost pressure on local gas distributors after the liberalization of the gas market and the general trend to enter short-term or spot contracts.

January–September 2005 (9m/05)

The 9m/04 sales and EBIT figures have been adjusted according to IFRS leading to an EBIT of EUR 52.76 mn from the previously reported EUR 57.31 mn, according to ACC, with the change mainly affecting the transport business.

Segment sales slightly increased by 3%, mainly attributable to the supply business.

EBIT decreased by 12% compared to 9m/04. The decrease mainly results from lower contributions from the storage businesses, losses caused by the new transportation fee for the regulated business and higher costs. Special charges amounted to EUR 2.27 mn, thus **clean EBIT** was 9% below last year.

Higher import volumes above last year's level had a positive impact on the **supply business**.

The total gas **transportation capacity sold** increased by 3%, mainly due to the expansion of the TAG pipeline capacity. In the second half of 2004 the regulated transportation fee has been reduced, which adversely impacted results.

Contracted long-term storage volumes of natural gas held for OMV customers declined by 18% as some storage contracts were terminated.

Chemicals

On August 4, 2005, OMV closed the sale of 50% of its Chemical business. International Petroleum Investment Company (IPIC) of Abu Dhabi, one of OMV's core shareholders, acquired a 50% stake in AMI Agrolinz Melamine International GmbH. The proceeds were EUR 95.7 mn. From Q3/05 onwards, the Chemicals business is deconsolidated and results are shown under net income from associated companies.

In the course of this transaction OMV included sales and EBIT of the Chemicals segment only until July 2005. The contribution for Q3/05 shown under net income from associated companies was EUR 0.56 mn.

Petrom

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
884.84	–	–	Segment sales	2,192.63	–	–	–
285.24	–	–	EBIT	524.47	–	–	–
54.70	–	–	Special items	114.70	–	–	–
339.94	–	–	Clean EBIT	639.17	–	–	–

Q3/05	Q3/04	Δ%	Key performance indicators	9m/05	9m/04	Δ%	2004
19.59	–	–	Total hydrocarbon production in mn boe	58.87	–	–	–
213,000	–	–	Total hydrocarbon production in boe/d	216,000	–	–	–
9.58	–	–	Crude oil and NGL production in mn bbl	28.59	–	–	–
1.53	–	–	Natural gas production in bcm	4.63	–	–	–
57.39	37.41	53	Average Urals price in USD/bbl	49.81	33.02	48	34.45
56.92	–	–	Average realized crude price in USD/bbl	47.45	–	–	–
134.57	–	–	Average realized gas price in USD/tcm	103.22	–	–	–
12.90	–	–	OPEX in USD/boe	12.60	–	–	–
5.71	–	–	OMV refining margin east	5.55	–	–	–
1.76	–	–	Total processed crude in mn t	4.90	–	–	–
88	–	–	Utilization rate refineries in %	82	–	–	–
1.65	–	–	Refining sales volume in mn t	4.31	–	–	–
0.17	–	–	thereof petrochemicals in mn t	0.42	–	–	–
1.51	–	–	Sales volume Marketing in mn t	3.91	–	–	–
672	–	–	Marketing retail stations	672	–	–	–

Third Quarter 2005 (Q3/05)

EBIT in Q3/05 amounted to EUR 285.24 mn, reflecting higher realized oil and gas prices and improved volumes in the downstream business. Results were boosted especially by realized crude prices being up by about USD 10/bbl and 36% higher realized gas prices than in the previous quarter. Compared to Q2/05 this is an EBIT increase of 177% (Q2/05: EUR 102.91 mn). This result includes restructuring charges of EUR 54.70 mn (Q2/05: EUR 60.00 mn).

The restructuring program refers to modernization and organisational changes, which will be implemented in the coming months. The objective is to centralize operations and streamline the business. The first actions to be taken are:
- Introduction of centralized organizations and systems, mainly in Marketing, to increase customer orientation, but also in E&P procurement and finance
- Realizing first synergies between the two refineries and between E&P entities
- Launching a franchising concept for filling stations and outsourcing non-core activities (e.g. maintenance)
- Closing down of unprofitable locations such as non-competitive filling stations and storage farms

Compared to Q2/05, **clean EBIT** grew by 109%. EUR 284 mn were earned in upstream, with the balance of EUR 56 mn attributable to Refining and Marketing.

Total production of oil, NGL and gas slightly decreased by 1% (Q2/05: 215.000 boe/d).

Production costs excluding royalties (OPEX) increased by 3% compared to Q2/05 (USD 12.49/boe) due to lower production volumes.

E&P's **average realized crude prices** increased by 13% compared to Q2/05 (USD 46.39/bbl). To put the Petrom refineries on a comparable crude cost basis with other Romanian refineries, which are largely importing crude from the Black Sea, a new transfer pricing mechanism for crude "sold" from the E&P division to the R&M division became effective in 2005. The transfer price is based on the Urals price of the prior month with a premium due to the higher quality of Romanian oil.

Average realized gas prices increased by 36% compared to Q2/05 (USD 98.93/1,000 m^3) and the imported gas price was USD 217.09/1,000 m^3. The Romanian natural gas market is a regulated market with prices still determined at levels significantly below world market levels. The Romanian Government has entered an agreement, with the International Monetary Fund (IMF) to increase gas prices to world levels by 2007.

Total processed crude increased by 7% compared to Q2/05. Therefore, overall **capacity utilization** increased to 88%. This is ahead of a scheduled 4 week turnaround in the Petrobrazi refinery. This major turnaround is also the preparation to extend the time between maintenance turnarounds from 1 year to 5 years.

Total **sales volumes in Refining** increased by 11% compared to Q2/05 (1.48 mn t) because of higher bulk and petrochemical sales.

The Company's sales volumes in **Marketing** have grown by 11% compared to Q2/05 (1.36 mn t), driven by much higher export and retail sales.

As of September 30, Petrom's **retail network** totaled 672 stations in operation, including 73 stations in Moldova and two in Hungary.

On September 28, Petrom and the upstream maintenance company **Petromservice S.A.** have agreed to replace their existing contract for the provision of services, entered into in 2002 and valid until 2007, with a new contract, which will be valid until 2012. The new contract represents a significant step in the restructuring of Petrom's operations, as it constitutes the basis for a more efficient organization of the maintenance and work-over related activities of the company. Tariffs and rates have been agreed for the next year and will be subject to annual renegotiations. In order to support the restructuring efforts of Petromservice, Petrom has agreed to ensure a certain minimum level of works of EUR 180 mn in 2006, compared with an actual level of EUR 243 mn in 2004 and EUR 200 mn agreed for 2005. The minimum amount will decrease by 10% in each of the following years. Petromservice has agreed to improve quality standards and procedures, and also to implement a plan that would ensure compliance with Petrom's health, safety and environmental standards. The entry into force of the contract is conditional upon obtaining clearance from the Romanian Competition Council.

At the end of September, Petrom has agreed to acquire the controlling stake in **Rafiserv Arpechim S.A.** (98.8556%) and **Rafiserv Petrobrazi S.A.** (89.8386%), from Asociatia Salariatilor SNP Petrom and 2 individuals. These companies are service providers to the two refineries of Petrom and employ former Petrom employees. The rationale for these acquisitions is to help modernize

the refinery maintenance activities of Petrom by increasing efficiency and quality service.

In November the Board of Petrom approved a restructuring of the balance sheet equity. The loss carry forward will be netted to the maximum extent possible with the revaluation reserve and the share premium account. This restructuring places Petrom in a stronger position to recommence the payment of dividends to its shareholders in the future.

On October 12-13 OMV's Capital Markets Day was held in Bucharest also covering strategy and targets for Petrom until 2010. All the presented information is also available at www.omv.com > Investor Relations > Investor News > Capital Markets Day 2005.

January-September 2005 (9m/05)

EBIT in 9m/05 amounted to EUR 524.47 mn. This result includes EUR 114.70 mn restructuring charges leading to a **clean EBIT** of EUR 639.17 mn. Thereof some EUR 558 mn were earned in the upstream with the balance of EUR 81 mn attributable to Refining and Marketing.

Total production of oil, NGL (natural gas liquids) and gas was 216,000 boe/d.

E&P's **average realized crude prices** amounted to USD 47.45/bbl. The **average realized gas prices** reached USD 103.22/1,000 m^3.

Total processed crude was 4.90 mn t. Therefore overall **capacity utilization** reached to 82%.

Total **sales volumes in Refining** amounted to 4.31 mn t.

The Company's sales volumes in **Marketing** reached 3.91 mn t, driven by strong retail and export sales.

De Golyer & McNaughton was selected to review the reserves. This exercise will be an ongoing process and should be finalized in the second half of 2006.

Group statements: Adaptation of International Financial Reporting Standards

Starting with Q1/05, the primary reporting standard for the OMV Group is now IFRS. All comparison periods have been restated according to IFRS. Reporting according to Austrian GAAP (ACC) with reconciliation to US GAAP has ceased and was presented for the last time for OMV's full year results 2004. Figures for full year results 2003 and 2004 have been audited, figures for quarterly results are unaudited.

Reconciliation of ACC to IFRS 9m/04

Q3/04	in EUR mn	9m/04	2004
277	**ACC Group EBIT**	**742**	**926**
(1)	FX differences	4	5
2	Personnel	(10)	27
(5)	Abandonment provisions	(5)	13
(2)	Life of field (E&P)	4	7
(4)	TAG (Gas)	(4)	(1)
(55)	Derivative instruments – hedging	(102)	(16)
(1)	Strategic inventories – provision (R&M)	(4)	(16)
(2)	Valuation of inventory (R&M)	34	19
(6)	Other	(13)	12
203	**IFRS EBIT Group**	**645**	**975**

Income Statement

Q3/05	Q3/04	Consolidated statement of income in EUR 1,000	9m/05	9m/04	2004
5,210,943	**3,763,565**	**Sales including petroleum excise tax**	**14,141,092**	**9,530,764**	**13,318,543**
(1,195,567)	(1,112,725)	Petroleum excise tax	(3,122,791)	(2,549,776)	(3,489,751)
4,015,376	**2,650,840**	**Sales revenues**	**11,018,301**	**6,980,988**	**9,828,792**
(61,473)	(39,997)	Direct selling expenses	(174,214)	(105,600)	(160,388)
(3,074,301)	(2,213,768)	Production costs of sales	(8,273,002)	(5,814,734)	(8,005,614)
879,602	**397,075**	**Gross profit**	**2,571,085**	**1,060,654**	**1,662,790**
132,349	59,776	Other operating income	434,880	137,056	244,066
(206,608)	(112,843)	Selling expenses	(584,771)	(304,154)	(481,788)
129,436	(58,939)	Administrative expenses	(235,535)	(158,895)	(183,956)
(13,264)	(18,529)	Exploration expenses	(57,976)	(54,144)	(68,005)
(2,667)	(4,861)	Research and development expenses	(9,646)	(13,901)	(18,694)
(229,010)	(59,078)	Other operating expenses	(491,627)	(21,716)	(179,445)
689,838	**202,601**	**Earnings before interest and tax**	**1,626,410**	**644,900**	**974,968**
16,977	14,293	Income from associated companies	69,253	50,436	76,868
(110)	2,066	Income from other investments	9,748	4,517	8,430
(23,500)	(5,396)	Interest expenses	(110,238)	(57,603)	(40,935)
(3,444)	5	Other financial expenses	(4,466)	25	(4,744)
(10,077)	**10,968**	**Net finance cost**	**(35,703)**	**(2,625)**	**39,619**
679,761	**213,569**	**Profit from ordinary activities**	**1,590,707**	**642,275**	**1,014,587**
(166,164)	(75,180)	Taxes on income	(383,817)	(224,004)	(324,175)
26,818	**–**	**Results from discontinued operations net of tax**	**26,818**	**–**	**–**
540,415	**138,389**	**Net income for the year**	**1,233,708**	**418,271**	**690,412**
425,807	139,035	thereof attributable to own shareholders	1,019,386	417,609	688,506
114,608	(646)	thereof attributable to minority interests	214,322	662	1,906
1.43	0.52	Basic earnings per share (EUR)	3.41	1.55	2.55
–	–	Dividend per share (EUR)	–	–	0.44

Q3/05	Q3/04	Δ%	in EUR mn	9m/05	9m/04	Δ%	2004
16.87	16.36	3	Net income from investmens	79.00	54.95	44	87.66
10.09	13.09	(23)	thereof Borealis	44.60	31.79	40	50.74
0.56	–	n.a.	thereof AMI Agrolinz Melamine	0.56	–	n.a.	–
3.99	1.30	206	thereof EconGas	13.96	12.77	9	16.68
1.00	(1.17)	n.a.	thereof Oberösterreichische Ferngas	6.46	4.26	52	7.37

Third Quarter 2005 (Q3/05)

Consolidated sales excluding petroleum excise tax for Q3/05 increased by 51% compared to Q3/04 and also topped the high level of Q2/05 by 4%. Petrom contributed about 52% of this increase and further improved refining margins also had a positive effect. R&M represented 76% of total consolidated sales, Gas accounted for more than 4% and E&P for approximately 2% (sales in E&P being in large part inter-company sales rather than third party sales) and Petrom represented 18% of total consolidated sales. After the sale of 50% of the Chemicals business, it is no longer included in the sales figures.

In Q3/05, **Group EBIT** improved significantly by 240%. This rise in reported EBIT reflected the consolidation of Petrom, as well as significantly improved results in E&P and R&M. After eliminating net special charges, **clean EBIT** increased by 248%. **Net special charges** refer predominantly to EUR 55 mn provision for the Petrom restructuring program and to personnel related expenses.

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for Q3/05 represented an expense of EUR 10.08 mn (Q3/04: an income of EUR 10.97 mn). The EUR 21.05 mn downturn was due to higher net interest expenses (up by EUR 18.10

mn), and other financial expenses (up by EUR 3.19 mn) which could not be compensated by the slight increase in net income from investments (up by EUR 0.51 mn).

Despite the fact that **net interest charges** have been reduced quarter by quarter, Q3/05 still exceeded last year's level mainly due to the impact of FX losses and the interest effects of abandonment provisions. The interest components of pension obligations, included in interest expense, amounted to EUR 7.18 mn (Q3/04: EUR 6.79 mn).

Net income from investment decreased compared to Q2/05 (35%), however exceeds Q3/04 by 3% One of the most important equity income sources is the participation in Borealis. Borealis' results are accounted for as part of net financial items. For Q3/05 this amounted to a profit of EUR 10.09 mn. On October 4, OMV closed the acquisition of further 10% stake in Borealis thereby increasing its stake to 35%. Therefore 35% will be consolidated from Q4/05 onwards. Equity income from **EconGas**, the leading Austrian gas supplier established in 2003, in which OMV holds a 50% stake, amounted to EUR 3.99 mn. The participation in **Oberösterreichische Ferngas** contributed with EUR 1.00 mn (Q2/05: EUR 0.24 mn, Q3/04: an expense of EUR 1.17 mn) to the financial result. For the first time **AMI Agrolinz Melamine International** is shown under this position, however due to its weak results and to the fact that only two months are accounted for, the contribution is EUR 0.56 mn. Other **financial expenses** turned from an income at EUR 0.01 mn in Q3/04 to EUR 3.45 mn.

In Q3/05, while **income from ordinary activities** more than tripled (an increase of 218%) **taxes on income** for the Group only increased by 121%. Current taxes on income were EUR 75.93 mn, below last year's level of EUR 81.40 mn. Deferred taxes of EUR 90.23 mn were recognized in Q3/05 (Q3/04: income from deferred tax at EUR 6.22 mn). The effective **corporate income tax rate**, based on pre-tax profits, declined to 24.4% (Q3/04: 35.2%). The reduction can be attributed predominantly to the Austrian tax reform, which came into force in January 2005 leading to a reduction of the Austrian corporate tax rate from 34% to 25%. In addition, the Romanian corporate tax rate has been reduced from 25% to 16% from January 1, 2005.

Net income increased by 291% compared to last year and also the record net income in Q2/05 could be topped again by 41%. EUR 114.61 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a net income after minorities of EUR 425.81 mn, an increase of 206% compared to Q3/04 and an increase of 26% compared to Q2/05. Clean net income after minorities excluding net income from discontinued operations showed an increase of 188% to EUR 421.98 mn. Clean EPS after minorities was EUR 1.41, 156% higher than last year.

Reporting of expenses by category has been amended during Q3, particularly in Petrom. The application of common definitions across the Group has led to movements between a number of expense categories during the quarter.

January - September 2005 (9m/05)

Consolidated sales excluding petroleum excise tax increased by 58%. Petrom accounts for a 48% share of the improvement but increased price levels also had a positive effect. R&M represented 73% of total consolidated sales, Gas accounted for 5% and E&P for approximately 3% (sales in E&P being in large part inter-company sales rather than third party sales). Chemicals represented about 2% of the cumulative figure, however it has been deconsolidated in Q3. Petrom accounted for 17% of total consolidated sales.

In 9m/05, **Group EBIT** increased by 152%, mainly due to the Petrom consolidation in 2005 and higher contributions from R&M and E&P. **Clean EBIT** increased by 205%. **Net special charges** include the EUR 115 mn Petrom restructuring provision and also refer to personnel related expenses.

Net financial costs rose by EUR 33.08 mn mainly because of higher interest expenses however could at least be partly compensated by increased equity income.

In 9m/05, **net interest charges** almost doubled (an increase of 91%). The interest components of pension obligations, included in interest expense, amounted to EUR 21.93 mn (6m/04: EUR 20.38 mn).

The lead of **net income from investment** upon last year slightly declined to 44%. **Borealis'** contribution was up 40%. Equity income from **EconGas** increased by 9%, while the income from the participation in **Oberösterreichische Ferngas** even grew by 52%. **AMI's** first time contribution for August and September was EUR 0.56 mn.

Other **financial expenses** turned from an income in 9m/04 at EUR 0.03 mn to EUR 4.47 mn in 9m/05.

Income from ordinary activities improved by 148%, while **taxes on income** for the Group only rose by 71%. Current taxes on income were EUR 277.43 mn, up on last year's level of EUR 216.14 mn. Deferred taxes of EUR 106.38 mn were recognized in 9m/05 (9m/04: EUR 7.86 mn). The effective **corporate income tax rate**, based on pre-tax profits, declined to 24.1% (9m/04: 34.9%).

Net income almost tripled (an increased of 195%). EUR 214.32 mn are attributable to minority interests thereby leading to a net income after minorities of EUR 1,019.39 mn, an increase of 144%. Clean net income after minorities excluding net income from discontinued operations showed an increase of 182% to EUR 1,056.78 mn. Clean EPS after minorities was EUR 3.54, 155% higher than last year.

Balance Sheet, Capital Expenditure and Gearing

Consolidated balance sheet in EUR 1,000	Sep 30, 2005	Dec 31, 2004
Assets		
Non-current assets		
Intangible assets	200,561	190,241
Property, plant and equipment	6,780,888	6,620,033
Investments in associated companies	699,482	603,638
Other financial assets	1,644,142	965,384
	9,325,073	**8,379,296**
Receivables and other assets	**419,751**	**383,066**
	9,744,824	**8,762,362**
Deferred taxes	**27,490**	**44,391**
Current assets		
Inventories	1,637,421	1,259,052
Trade receivables	1,858,841	1,478,378
Other receivables and assets	467,032	224,365
Securities and investments	1,288	1,021
Cash in hand and at bank	2,089,942	1,466,532
Non current assets held for sale	55,205	0
	6,109,729	**4,429,348**
	15,882,043	**13,236,101**
Equity and liabilities		
Equity		
Capital stock	300,000	218,100
Reserves	5,364,900	4,049,836
Stockholders' equity	5,664,900	4,267,936
Minority interests	1,835,249	1,493,854
	7,500,149	**5,761,790**
Non-current liabilities		
Pensions and similar obligations	1,117,765	1,067,826
Bonds	1,165,766	1,135,245
Interest-bearing debts	358,040	571,488
Decommissioning and restoration obligations	1,466,058	1,268,462
Provisions	211,031	205,711
Other liabilities	51,687	88,808
	4,370,347	**4,337,540**
Deferred taxes	**511,775**	**319,031**
Current liabilities		
Trade payables	1,729,117	1,192,044
Interest-bearing debts	270,817	453,271
Tax provisions	250,374	114,396
Other provisions	280,017	233,915
Other liabilities	962,498	824,114
Liabilities associated with assets held for sale	6,949	0
	3,499,772	**2,817,740**
	15,882,043	**13,236,101**

Total assets grew by 20% to EUR 15,882.04 mn. From the increase a 37% share is attributable to non-current assets and 64% to current assets. The decrease in deferred taxes represented a 1% share in the change of total assets.

Non-current assets rose by EUR 982.46 mn. **Additions** to fixed assets amounted to EUR 1,732.20 mn. Additions to fixed tangible and intangible assets were EUR 876.03 mn, exceeding depreciation and disposals by EUR 279.09 mn. Additions to financial assets amounted to EUR 856.17 mn.

The rise in current assets was driven predominantly by increases in cash and cash equivalents whereof approximately one third arose from Petrom.

Capital expenditure rose to EUR 871.70 mn (9m/04: EUR 446.30 mn). **E&P** invested EUR 215.84 mn (9m/04: EUR 129.20 mn), mainly in developing Austrian fields, but also in development projects in New Zealand, Tunisia and in the UK. Capital expenditure in **R&M**, at EUR 312.05 mn (9m/04: EUR 255.20 mn) was devoted to the revamp of the ethylene cracker unit but also to investments in the expansion and modernization of the existing filling station networks. Capital expenditure in the **Gas** segment was EUR 20.70 mn. In the **Chemicals** segment, capital expenditure remained at EUR 9.89 mn (9m/04: EUR 31.10 mn) after the divestment. Corporate and Other capital expenditure was EUR 20.28 mn. Petrom accounts for EUR 292.95 mn of the total capital expenditure.

The steadily declining **gearing ratio** fell due to the strong cash flow from 12% at year end 2004 and 3.3% at the end of Q2/05 for the first time below zero, to (4)% at the end of Q3/05. **Net debt** turned from EUR 692.42 mn at the end of 2004 to EUR 296.61 mn net cash. Financial liabilities arising from bonds and interest bearing debts amounted to EUR 1,794.63 mn at the end of September 2005 (December 31, 2004: EUR 2,160.00 mn). In Q2/03, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and two US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn. In December 2004, OMV raised EUR 550 mn in the form of a convertible bond simultaneously with issuing 3 mn new shares. The bonds represented a total of EUR 1,165.77 mn in financial liabilities (December 31, 2004: EUR 1,135.25 mn) at the end of September 2005. Current financial assets (liquid funds) increased to EUR 2,091.23 mn (December 31, 2004: EUR 1,467.55 mn).

During Q2/05, the capital stock, which amounted to EUR 218.10 mn, was increased by EUR 81.90 mn by using corporate funds and without issuing new shares in order to facilitate the execution of the stock split. In Q3/05 also reserves grew further due to revenue reserves and other comprehensive income as well as minority interests were higher thus increasing **equity** by approximately 30% to EUR 7.50 bn (December 31, 2004: EUR 5.76 bn). The Group's equity ratio thereby increased by 3.7 percentage points since December 2004 to 47.2%. During the first nine months 26,544 shares were sold. Therefore the total number of own shares held by the Company amounted to 1,319,608 as of September 30, 2005. Liabilities slightly increased to EUR 7.87 bn (December 31, 2004: EUR 7.16 bn) mainly due to higher accounts payable from trade, other liabilities, and decommissioning and restoration obligations.

In Q2/05 OMV signed a new EUR 850 mn unsecured multi-currency revolving facility agreement with a relationship syndicate of international banks. The new syndicated loan replaces the former syndicated loan facilities. With this deal OMV achieved favorable interest terms for this 5 + 1 + 1 year maturity facility of EURIBOR plus 0.175% flat. Furthermore, this transaction also improves the documentation of the facility, which includes no financial covenants and a substantially reduced commitment of 0.05%. The facility will be used mainly as a backstop liquidity resource and for general corporate purposes.

Cash Flows

Q3/05	Q3/04	Summarized statement of cash flows in EUR 1,000	9m/05	9m/04	2004
540,415	**138,389**	**Net income for year**	**1,233,708**	**418,271**	**690,412**
236,084	123,295	Depreciation and amortization	568,572	334,606	479,968
(15,300)	(1)	Write-ups of non-current assets	(15,515)	(7)	(608)
81,171	(5,656)	Deferred taxes	97,119	8,429	51,143
806	5,040	Losses/(gains) on the disposal of non-current assets	2,359	(110,076)	(114,451)
35,405	(23,989)	Net change in provisions for pensions and severance payments	75,488	(26,142)	(19,484)
49,240	(21,406)	Net change in other long-term provisions and abandonment provision	67,845	(7,018)	14,908
(19,309)	(3,772)	Other adjustments	(50,065)	(38,133)	(80,707)
908,512	**211,900**	**Sources of funds**	**1,979,511**	**579,930**	**1,021,181**
(322,885)	61,294	(Increase)/decrease in inventories	(471,919)	(33,170)	(35,221)
(269,227)	(208,225)	(Increase)/decrease in receivables	(600,587)	(348,982)	(258,732)
487,462	201,855	Increase in liabilities	708,304	504,274	251,775
50,567	116,180	(Decrease)/increase in short-term provisions	211,269	177,245	103,619
(32,949)	11,434	Other changes	(20,124)	18,871	(43,314)
821,480	**394,438**	**Net cash from operating activities**	**1,806,454**	**898,168**	**1,039,308**
		Investments			
(368,919)	(127,057)	Intangible assets and property, plant and equipment	(885,035)	(412,706)	(590,699)
(200,062)	(3,214)	Investments, loans and other financial assets	(298,713)	(13,191)	(77,012)
13,853	(6,132)	Acquisitions of subsidiaries net of cash acquired	58,036	(6,132)	(460,781)
120	5,088	(Increase)/decrease in short-term financial assets	(1,159)	30,590	30,864
		Disposals			
82,812	(9,389)	Proceeds from sale of non-current assets and subsidiaries	229,611	165,665	209,754
(472,196)	**(140,704)**	**Net cash used in investing activities**	**(897,260)**	**(235,774)**	**(887,874)**
0	53,105	Increase in long-term borrowings	0	53,105	749,557
(59,208)	(63,769)	Repayments of long-term borrowings	(233,039)	(152,190)	(297,187)
(10,297)	(47,710)	(Decrease)/increase in short-term borrowings	(38,136)	(101,928)	7,915
(9,862)	14,875	Decrease in Group Financing	(5,927)	15,038	(71)
(370)	1	Dividends paid	(133,598)	(107,827)	(107,827)
4,585	(2,270)	Capital introduced	4,982	(2,270)	675,781
(75,152)	**(45,768)**	**Net cash from financing activities**	**(405,718)**	**(296,072)**	**1,028,168**
37,247	(2,597)	Effect of exchange rate changes on cash and cash equivalents	119,934	578	(8,740)
311,379	**205,369**	**Net increase in cash and cash equivalents**	**623,410**	**366,900**	**1,170,862**
1,778,563	475,201	Cash and cash equivalents at beginning of period	1,466,532	295,670	29,567
2,089,942	**662,570**	**Cash and cash equivalents at end of period**	**2,089,942**	**662,570**	**1,466,532**

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and before dividend payments) in 9m/05 amounted to an inflow of EUR 775.97 mn (9m/04: inflow of EUR 557.54 mn).

Sources of funds more than tripled compared to last year, an increase by 241% or EUR 1,399.58 mn, mainly resulting from the significant increase in net income by EUR 815.44 mn also supported by the effect of higher depreciation, and the negative effect on operating cash flow of the sale of Sudan, resulting in negative gains from the disposal of fixed assets in 2004 as well as also enhanced by the effect of higher provisions in 2005. Net working capital declined to EUR (173.06) mn thereby reducing the operating cash flow. This was mainly resulting from a significant increase in accounts receivable and inventories. This was partly mitigated by a rise in liabilities and by increases of short-term provisions mainly due to increased provisions for income taxes at September

30, 2005. In 9m/04, the increase in net working capital of EUR 318.24 mn resulted predominantly from higher liabilities and also from an increase in short-term provisions which were partly offset by higher accounts receivable and increased inventories. Overall, **net cash provided by operating activities** doubled, an increase of 101%.

Net cash used in investing activities almost quadrupled (an increase by EUR 661.49 mn or 281%), strongly driven by investments in Petrom and in the R&M business but also in E&P. Inflows from disposals such as the cash effect from the disposal of the Australian production facilities in Q2/05 or the sale of the 50% stake in AMI to IPIC in Q3/05 were partly offsetting the outflows.

As a consequence of repayment of long-term debt and a reduction in short-term borrowings and dividend payments, **net cash provided by financing activities** showed an outflow. The outflow during the first nine months of 2004 was determined by the same factors as in 2005. **Cash and cash equivalents** increased in 9m/05 by EUR 623.41 mn with a significant contribution from Petrom to EUR 2,089.94 mn. In 9m/04 cash increased by EUR 366.90 mn to EUR 662.57 mn.

Personnel

Q3/05	Q3/04	Δ%	in mn EUR	9m/05	9m/04	Δ%	2004
55,594	6,210	895	**OMV employees**	55,594	6,210	895	57,480
50,012	–	–	thereof Petrom	50,012	–	–	51,005

Compared to Q2/05 the headcount number of employees in Q3/05 does not longer include 1,023 people being employed at AMI Agrolinz Melamine International which has been deconsolidated as of Q3/05.

Outlook for 2005

2005 will be another record financial year for OMV. This year we have optimized our E&P portfolio, deconsolidated our Chemicals activities, signed a contract to sell Polyfelt and have increased our share in Borealis to 35%. The main focus of management is the integration of Petrom, where the first restructuring steps have already been started.

The main determinants of the Group's financial performance, in particular oil prices, the USD exchange rate and refining margins are likely to remain at high levels, with however short-term fluctuations. For Q4 we expect both crude and refining margins to be below Q3.

E&P will continue to benefit from the high crude price environment. The oil and gas discoveries made in the last few months are being rapidly evaluated, and will be developed as quickly as possible where appropriate.

We anticipate earnings in the **Refining** business to be above last year. In Q4/05 production volumes of the de-bottlenecked petrochemical plant in Schwechat will not be 100% utilized as there is a slow ramp-up of the volumes for the new PE4 plant agreed with Borealis. After a weak quarter for petrochemical margins we expect some improvement in Q4. Margins in the **Marketing** business will remain under pressure and we do not expect any significant improvements given the current oil price and refining margin environment. Because of the weak result in retail some asset impairment write-offs will be necessary in Q4. In the growth markets we are focusing on increasing our market shares by building new filling stations and acquiring small forecourt networks, and we will continue to invest in the non-oil area such as shops and catering.

In the **Gas** segment, we expect lower earnings than in 2005. This is due to the new tariff regulation for the regulated transport business and lower contributions from the storage business because expiring long-term contracts were not prolonged. In Q4, the utilization of the storages should be improved through short-term contracts.

Our **Chemicals** business was deconsolidated in Q3/05; the results from January to July are shown in the Chemicals segment in 2005.

Petrom's results will make a strong contribution to earnings despite further provisions for restructuring. For Q4 an 8 week turnaround in the Petrobrazi refinery is scheduled. This major turnaround will be also the basis that future maintenance turnarounds

will be conducted every five years rather than annually. As Petrom is physically integrated this turnaround will also impact Petrom's E&P activities, as the production of crude will be put on stock at production prices. E&P's profits in Petrom will thus be adversely impacted. In November, the Board of Petrom approved a restructuring of the equity. The loss carry forward will be netted to the maximum extent possible with the revaluation reserve and the share premium account. This restructuring places Petrom in a stronger position to recommence the payment of dividends to its shareholders in the future.

Austrian **corporate income tax** was cut from 34% to 25% at the beginning of 2005. The consolidation of Petrom will also have a favorable effect on the Group effective tax rate due to Petrom's use of the geological quota. Moreover, Romania reduced its corporate income tax rate from 25% to 16% at the start of 2005.

Taking all these factors together, we believe that OMV is firmly on track for another record year in 2005.

Stock Watch: January–September 2005


220%
200%
180%
160%
140%
120%
100%
80%
Q1 05
Q2 05
Q3 05
OMV
FTSE Global Energy
ATX prime
FTSE Eurotop 100

In Q3/05 sentiment towards international financial markets was very positive, with all major indices rising higher (Nikkei 17%, DAX 10%, FTSE Eurotop 100 7%, FTSE 100 7% and Dow Jones 3%). Oil and gas stocks again outperformed the markets due to favorable macroeconomics like oil price and refining margins. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 20%, totaling 61% this year. **OMV's share price** surged by 37% in Q3/05, as Q2/05 results with contribution from Petrom were again well received. In total, the OMV share is up 123% this year, outperforming the Austrian Trade Index (ATX), which increased by 13% in Q3/05 respectively and 42% in the fist 9 months, making it again one of the top-performing indices worldwide.

OMV share turnover volumes on the Vienna Stock Exchange were EUR 3,377 mn in Q3/05, up 63% from Q2/05. Compared to Q3/04 the turnover increased by 272%, reflecting 17% of the total equity market in Vienna. The OTC (over the counter) turnover in Q3/05 for OMV shares was EUR 1,492 mn, or about 31% of OMV's total turnover volume of EUR 4,869 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 19,748 mn in Q3/05 (Q3/04: EUR 9,146 mn), reflecting the positive environment for the Austrian financial market.

As of July 11, 2005, OMV's stock split by the ratio of 1:10 was effective on the Vienna Stock Exchange. OMV Aktiengesellschaft's share capital is now divided into 300,000,000 no par value shares issued to bearers. The nominal value per share is EUR 1.

Key Ratios of OMV Stock and Bonds (January–September 2005)

ISIN: AT0000743059	Market capitalization (September 30)	EUR 14,758 mn
Vienna SE: OMV	Stock exchange turnover in Vienna (9m/05)	EUR 6,994 mn
Reuters: OMV.VI	Last (September 30) [1]	EUR 49.41
Bloomberg: OMV AV	High (September 22) [1]	EUR 49.50
ADR Level I: OMVKY	Low (January 12) [1]	EUR 20.93
	Shares outstanding (as of September 30) [1]	298,680,754
	Shares outstanding (weighted) in 9m/05 [1]	298,670,840
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

[1] Figures amended after stock split at the ratio of 1:10 on July 11, 2005

Further Information

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

Cubitt Consulting
Simon Brocklebank-Fowler, London, IR — Tel. +44 (20) 7367-5100; e-mail: SimonBF@Cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Investor News in Q3/05:

2005-11-18 OMV in New Zealand: Field Development of Maari Oil Field Approved
2005-11-10 OMV announces further exploration success in Yemen
2005-11-07 OMV Exploration success in Libya: significant oil discovery
2005-10-14 OMV and IPIC complete 100% acquisition of Borealis
2005-10-12 OMV sets new targets for further growth to 2010
2005-10-11 OMV divests Polyfelt to Netherlands-Based Royal Ten Cate
2005-10-06 OMV acquires 70 ARAL filling stations in the Czech Republic
2005-10-03 OMV announces significant oil discovery in Libya
2005-09-22 OMV sells E&P assets in Ecuador
2005-09-19 OMV announces further oil and gas discovery in UK North Sea
2005-09-12 OMV decides to exit TÜPRAŞ auction
2005-09-08 OMV: Further growth in the United Kingdom
2005-09-02 OMV submits binding offer for TÜPRAŞ
2005-08-24 OMV's growth strategy generates record results for the first half year of 2005
2005-08-23 OMV sells E&P assets in Qatar
2005-08-17 OMV Expands Exploration Activities in the Atlantic Margin
2005-08-16 OMV discovers oil in Yemen
2005-07-13 OMV Signs Bidding Agreement for E&P activities offshore Ukraine
2005-07-13 OMV Expands Exploration Activities in Yemen
2005-07-11 As of Today OMV Stock Split by the Ratio of 1:10
2005-07-01 OMV Stock Split scheduled for July 11, 2005

These Investor News can also be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional Information According to IFRS

Sales in EUR 1,000

Q3/05	Q3/04	Δ%		9m/05	9m/04	Δ%	2004
303,742	229,847	32	Exploration and Production	936,706	696,749	34	982,787
3,233,625	2,355,498	37	Refining and Marketing	8,404,730	5,907,169	42	8,384,522
180,096	137,596	31	Gas	558,037	540,731	3	736,313
0	108,835	(100)	Chemicals	203,575	285,295	(29)	393,110
884,836	–	–	Petrom	2,192,634	–	–	–
50,649	35,508	43	Corporate and Other	154,106	111,718	38	160,932
4,652,948	**2,867,284**	**62**	**Segment subtotal**	**12,449,788**	**7,541,662**	**65**	**10,657,664**
637,572	216,444	195	less: internal sales	1,431,487	560,674	155	828,872
4,015,376	**2,650,840**	**51**	**OMV Group**	**11,018,301**	**6,980,988**	**58**	**9,828,792**

EBIT in EUR 1,000

Q3/05	Q3/04	Δ%		9m/05	9m/04	Δ%	2004
207,471	85,706	142	Exploration and Production	564,673	362,252	56	468,799
212,358	119,802	77	Refining and Marketing	555,200	255,784	117	480,823
15,276	14,132	8	Gas	46,248	52,764	(12)	76,379
89	5,202	n.a.	Chemicals	5,927	13,739	(57)	19,525
285,243	–	–	Petrom	524,473	–	–	–
(30,599)	(22,241)	38	Corporate and Other	(70,111)	(39,639)	77	(70,558)
689,838	**202,601**	**240**	**Segment subtotal**	**1,626,410**	**644,900**	152	**974,968**
55,204	11,506	380	Special items [1]	141,933	(66,050)	(315)	32,961
			By segment:				
(671)	*13,285*	*n.a.*	*Exploration and Production*	*9,997*	*(68,521)*	*n.a.*	*(21,245)*
848	*(474)*	*n.a.*	*Refining and Marketing*	*10,906*	*9,996*	*9*	*30,925*
720	*90*	*700*	*Gas*	*2,270*	*270*	*741*	*523*
0	*0*	*n.a.*	*Chemicals*	*0*	*484*	*n.a.*	*2,524*
54,700	*–*	*n.a.*	*Petrom*	*114,700*	*–*	*n.a.*	*–*
(392)	*(1,395)*	*(72)*	*Corporate and Other*	*4,060*	*(8,280)*	*n.a.*	*20,240*
745,043	**214,107**	**248**	**OMV Group clean EBIT**	**1,768,343**	**578,850**	205	**1,007,929**

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in Stockholders' Equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stockholders	Minority interests	Stockholders' equity
January 1, 2005	218,100	1,074,778	2,816,854	172,965	(14,761)	4,267,936	1,493,854	5,761,790
Unrealized gains/(losses):								
Securities:								
Direct equity adjustment before taxes on income				449,223		449,223	33	449,256
Income taxes				(112,241)		(112,241)	(8)	(112,249)
Realized gains/(losses) recognized in income statement before taxes on income				1,083		1,083	915	1,998
Taxes on income				(185)		(185)	(147)	(332)
Financial instruments:								
Direct equity adjustment before taxes on income				(27,794)		(27,794)	(22,931)	(50,725)
Income taxes				5,036		5,036	3,670	8,706
Unealized gains/(losses) recognized in income statement before taxes on income								
Taxes on income								
Exchange differences from translation of foreign operations				190,642		190,642	143,446	334,088
Gains/(losses) recognized directly in equity, net of taxes on income				2,525		2,525		2,525
Net income for year			1,019,386			1,019,386	214,322	1,233,708
Total gains/(losses) for the year			1,019,386	508,289		1,527,675	339,300	1,866,975
Dividend distribution			(131,414)			(131,414)	(2,184)	(133,598)
Repurchase of own shares								0
Sale of own shares		402			291	693		693
Capital increase	81,900	(81,894)				10	1,640	1,650
Increase/(decrease) in minority interests							2,639	2,639
September 30, 2005	300,000	993,290	3,704,826	681,254	(14,470)	5,664,900	1,835,249	7,500,149